SECOND AMENDMENT TO ADVISORY AGREEMENT

This Second Amendment (“Amendment”) dated June 1, 2022 is made to the Advisory Agreement dated June 1, 2016, as amended (the “Agreement”), between RUSSELL INVESTMENT FUNDS, a Massachusetts business trust (the “Trust”) and RUSSELL INVESTMENT MANAGEMENT, LLC, a Washington limited liability company (the “Adviser”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, the Trust and the Adviser desire to amend Sections 7(a) and 9 as set forth below.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Agreement, pursuant to the terms thereof, as follows:

1.	Section 7(a) is hereby deleted and replaced in its entirety with the following:

“7. Renewal and Termination.

(a) This Agreement shall become effective on and as of June 1, 2016, and shall continue through the period ending two years from such date. For any new Fund for which the Adviser is retained as investment adviser pursuant to Section 1(b) of this Agreement, this Agreement shall become effective on the date such Fund is offered to the public and shall continue in effect as to such Fund for two years from its effective date. In each case, the Agreement is renewable annually thereafter for successive one-year periods (a) by a vote of a majority of the Trustees of the Trust, or (b) as to any Fund, by a vote of a majority of the outstanding voting securities of that Fund, and in either case by a majority of the Trustees who are not parties to this Agreement or interested persons of any parties to the Agreement (other than as Trustees of the Trust), cast in accordance with the requirements of the 1940 Act (as amended) and the rules and regulations thereunder, or in accordance with such regulatory guidance, interpretations, or exemptive relief issued by the SEC or its staff from time to time; provided, however, that if the shareholders of any one or more Funds fail to approve the Agreement as provided herein, the Adviser may continue to serve in such capacity in the manner and to the extent permitted by the 1940 Act and Rules and Regulations thereunder with respect to any other Fund or Funds.”

2.	Section 9 is hereby deleted and replaced in its entirety with the following:

“9. Amendment of Agreement. This Agreement may be amended by mutual consent, and the consent of the Trust must be approved by (i) vote of a majority of those Trustees of the Trust who are not parties to this Agreement or interested persons (as defined in the 1940 Act) of any such party, cast in accordance with the requirements of the 1940 Act (as amended) and the rules and regulations thereunder, or in accordance with such regulatory guidance, interpretations, or exemptive relief issued by the SEC or its staff from time to time, and, (ii) to the extent required by the 1940 Act and interpretations thereof by the SEC and its staff, by vote of a majority of the outstanding Shares (as defined with respect to voting securities by the 1940 Act) representing the interests in each Fund affected by such amendment.”

3.	Except as expressly amended by this Amendment, the provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, each of the parties hereto has caused this Second Amendment to the Advisory Agreement to be executed in its name and behalf by its duly authorized representative as of the date first written above.

RUSSELL INVESTMENT FUNDS		RUSSELL INVESTMENT MANAGEMENT, LLC

By:	/s/Vernon Barback	By:	/s/Katherine El-Hillow
Name:	Vernon Barback	Name:	Katherine El-Hillow
Title:	President and Chief Executive Officer	Title:	Chairman and President